04031587

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**



# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)



Form 8-K for June 1, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on May 28, 2004.

CWMBS, INC.

By: /s/ Darren Bigby
Darren Bigby
Vice President

Exhibit Index

| Exhibit | | Page |
|---|---|---|
| 99.1 | Computational Materials Prepared by GREENWICH CAPITAL MARKETS, INC. | 4 |

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-11
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-11

# CWMBS, INC.
Depositor

# CHL MORTGAGE PASS-THROUGH TRUST 2004-11

# MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-11
## $[445,000,000] (Approximate)

**Expected Investor Settlement Date: May [28], 2004**

# TERM SHEET

**May 13, 2004**

**COUNTRYWIDE HOME LOANS, Inc.**
Seller

**COUNTRYWIDE HOME LOANS SERVICING LP**
Master Servicer

**THE BANK OF NEW YORK**
Trustee

**CREDIT SUISSE FIRST BOSTON LLC**
Underwriter

CREDIT SUISSE | FIRST BOSTON

# STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston LLC. Neither the Issuer of the Certificates, the Depositor, nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information addresses only certain aspects of the applicable Certificates' characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the Certificates. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the Certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Certificates discussed in this communication has not been filed with the Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the Certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Certificates discussed in this communication for definitive Information on any matter discussed in this communication.

Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston LLC trading desk at (212) 538-3831.

# Mortgage Pass-Through Certificates, Series 2004-11

## $[445,000,000] (Approximate)

## Offered Certificates

| Class | Original Balance (+/-5%) | Initial Coupon (%) | Avg. Life Call[1] / Mat. (Years) | Prin. Window Call[2] / Mat. (Months) | Type | CPR | Proj. Net Margin[3] | W.A. MTR | Exp'd Rating[4] |
|---|---|---|---|---|---|---|---|---|---|
| 1-A-1 | $[73,910,000.00] | [3.2627][5] | [1.94/3.26] | [1-35/1-360] | Sen/WAC/PT | 25 | [1.530]% | [35] | AAA/Aaa |
| 2-A-1 | $[277,835,000.00] | [4.0138][6] | [2.90/3.29] | [1-83/1-360] | Sen/WAC/PT | 25 | [1.552]% | [83] | AAA/Aaa |
| 3-A-1 | $[79,445,000.00] | [4.8742][7] | [2.99/3.30] | [1-93/1-360] | Sen/WAC/PT | 25 | [2.039]% | [119] | AAA/Aaa |
| AR | $[TBD] | [TBD][8] | [TBD] | [TBD] | Sen/Residual | 25 | [TBD]% | [TBD] | AAA/NR |
| M | $[TBD] | [TBD][9] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | [TBD]/[TBD] |
| B-1 | $[TBD] | [TBD][9] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | [TBD]/[TBD] |
| B-2 | $[TBD] | [TBD][9] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | [TBD]/[TBD] |

[1] The weighted average life to call, with respect to the Group 1, Group 2, Group 3 and Subordinated Certificates, will be run to the earlier of the related weighted average reset date and optional termination.
[2] The principal window to call, with respect to the Group 1, Group 2, Group 3 and Subordinated Certificates, will be run to the earlier of the related weighted average reset date and optional termination.
[3] Based on weighted average information on the assumed collateral as of the Cut-off Date.
[4] The Group 1, Group 2 and Group 3 Certificates (as defined herein, and other than the Class AR Certificate) are expected to be rated by Standard & Poor's Ratings Services ("S&P") and Moody's Investors Service, Inc. ("Moody's"). The Class AR Certificate is expected to be rated by S&P. The Subordinated Certificates (as defined herein, and other than the Class B-5 Certificates) may be rated by one or both rating agencies.
[5] The initial pass-through rate on the Class 1-A-1 Certificates is expected to be approximately [3.2627]% per annum. After the first distribution date, the per annum pass-through rate on the Class 1-A-1 Certificates will equal the weighted average of the net interest rates on the group 1 mortgage loans (30/360 accrual basis, 24 day delay).
[6] The initial pass-through rate on the Class 2-A-1 Certificates is expected to be approximately [4.0138]% per annum. After the first distribution date, the per annum pass-through rate on the Class 2-A-1 Certificates will equal the weighted average of the net interest rates on the group 2 mortgage loans (30/360 accrual basis, 24 day delay).
[7] The initial pass-through rate on the Class 3-A-1 Certificates is expected to be approximately [4.8742]% per annum. After the first distribution date, the per annum pass-through rate on the Class 3-A-1 Certificates will equal the weighted average of the net interest rates on the group 3 mortgage loans (30/360 accrual basis, 24 day delay).
[8] The initial pass-through rate on the Class AR Certificate is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Class AR Certificate will equal the weighted average of the net interest rates on the group 1 mortgage loans (30/360 accrual basis, 24 day delay).
[9] The initial pass-through rate on the Subordinated Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Subordinated Certificates will equal the weighted average of the net interest rates on the group 1, group 2 and group 3 mortgage as further described in the prospectus supplement (30/360 accrual basis, 24 day delay).

# Non-Offered Certificates

| Class | Original Balance (+/-5%) | Initial Coupon (%) | Avg. Life Call/ Mat. (Months)[1] | Prin. Window Call / Mat. (Months)[2] | Type | CPR | Proj. Net Margin[3] | W.A. MTR | Exp'd Rating[4] |
|---|---|---|---|---|---|---|---|---|---|
| B-3 | $[TBD] | [TBD][5] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | [TBD]/[TBD] |
| B-4 | $[TBD] | [TBD][5] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | [TBD]/[TBD] |
| B-5 | $[TBD] | [TBD][5] | [TBD] | [TBD] | Sub/WAC/PT | 25 | [TBD]% | [TBD] | NR/NR |

***Information is preliminary and subject to final collateral, rating agency approval and legal review.* The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties, which may vary from the actual characteristics of the final collateral. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus/prospectus supplement.**

[1] The weighted average life to call, with respect to the Subordinated Certificates will be run to the earlier of the weighted average reset date and optional termination.
[2] The principal window to call, with respect to the Subordinated Certificates, will be run to the earlier of the weighted average reset date and optional termination.
[3] Based on weighted average information on the assumed collateral as of the Cut-off Date.
[4] The Class B Subordinated Certificates (as defined herein, and other than the Class B-5 Certificate) may be rated by one or both rating agencies.
[5] The initial pass-through rate on the Subordinated Certificates is expected to be approximately [TBD]% per annum. After the first distribution date, the per annum pass-through rate on the Subordinated Certificates will equal the weighted average of the net interest rates on the group 1, group 2 and group 3 mortgage loans, as further described in the prospectus supplement (30/360 accrual basis, 24 day delay).

## I. SUMMARY

| | |
|---|---|
| **Title of series** | CHL Mortgage Pass-Through Trust 2004-11. |
| **Depositor** | CWMBS, Inc. |
| **Seller** | Countrywide Home Loans, Inc. |
| **Master Servicer** | Countrywide Home Loans Servicing LP. |
| **Trustee** | The Bank of New York. |
| **Mortgage pool** | [840] adjustable-rate mortgage loans with an aggregate principal balance of approximately $[447,289,160.18] as of the cut-off date, secured by first liens on one- to four-family residential properties. Generally, after the initial fixed rate period, the interest rate and payment for the mortgage loans adjust annually based on an index plus a margin. The mortgage pool consists of three groups of mortgage loans. Group 1 is generally comprised of mortgage loans with an initial fixed rate period of 3 years, Group 2 is generally comprised of mortgage loans with an initial fixed rate period of 7 years and Group 3 is generally comprised of mortgage loans with an initial fixed rate period of 10 years. |

| Designation | Number of Mortgage Loans | Cut-off Date Principal Balance |
|---|---|---|
| Group 1 | [153] | $[76,669,039.45] |
| Group 2 | [546] | $[288,209,672.35] |
| Group 3 | [141] | $[82,410,448.38] |

Approximately [68.81]%, [57.22]%, and [53.70]% of the group 1, 2 and 3 mortgage loans, respectively, do not provide for any payments of principal prior to their first adjustment date.

With respect to approximately [2.41]% and [100.00]% of the group 2 and 3 mortgage loans, respectively, the servicing fee will initially be 0.25% and will increase to 0.375% beginning on the first rate adjustment date.

Information contained herein reflects the May 1, 2004 cut-off date scheduled balances. Collateral information contained herein is indicative. On the closing date, the aggregate principal balance of the mortgage loans in loan groups 1, 2 and 3, along with any amounts on deposit in the prefunding account, will equal the aggregate principal balance of the Groups 1, 2 and 3 Certificates and the Subordinated Certificates. For further collateral information, see "Collateral Summary" and "Collateral Details" herein.

| | |
|---|---|
| **[Prefunding Amount]** | Approximately [10%]. |
| **[Capitalized Interest Account]** | [TBD] |
| **Cut-off date** | May 1, 2004. |
| **Closing date** | On or about May 27, 2004. |
| **Investor settlement date** | On or about May 28, 2004. |
| **Distribution dates** | On the 25th day of each month, or if the 25th day is not a business day, on the succeeding business day beginning in June 2004. |
| **Scheduled Final distribution date** | The distribution date in June 2034. The actual final distribution date could be substantially earlier. |

| | |
|---|---|
| **Maturity date** | June 25, 2034 |
| **Offered certificates** | Class 1-A-1 and Class AR Certificates (the "Group 1 Certificates"),<br>Class 2-A-1 Certificates (the "Group 2 Certificates"),<br>Class 3-A-1 Certificates (the "Group 3 Certificates"),<br>Group 1 Certificates, Group 2 Certificates and Group 3 Certificates (together, the "Senior Certificates"),<br>Class M, Class B-1 and Class B-2 Certificates (together with the Senior Certificates, the "Offered Certificates"). |
| **Privately offered certificates** | The Class B-3, Class B-4 and Class B-5 Certificates (together with the Class M, Class B-1 and Class B-2 Certificates, the "Subordinated Certificates"). |
| **Form of offered certificates** | The Offered Certificates, other than the Class AR Certificate, will be book-entry certificates. The Class AR Certificate will be a physical certificate. |
| **Minimum denominations** | The Offered Certificates, other than Class AR Certificate, will be issued in minimum denominations (by principal balance) of $25,000 and integral multiples of $1,000 in excess thereof. The Class AR Certificate will be issued in a denomination of $100. |
| **Accrual periods** | For any distribution date and any class of Offered Certificates, the calendar month immediately preceding that distribution date, on the basis of a 360-day year consisting of twelve 30-day months. |
| **Delay days** | For any distribution date and any class of Offered Certificates, 24 days. |
| **Optional termination** | On any distribution date on which the aggregate outstanding stated principal balance of the group 1, group 2 and group 3 mortgage loans is less than or equal to 10% of the aggregate principal balance as of the cut-off date, the Master Servicer may, but will not be required to, purchase from the trust all remaining group 1, group 2 and group 3 mortgage loans, thereby causing an early retirement of and a principal prepayment on the Group 1, Group 2, Group 3 and Subordinated Certificates. |
| **Ratings** | The Offered Certificates are expected to be rated by Moody's Investors Service, Inc. ("Moody's) and/or Standard & Poor's Ratings Services ("S&P"), with the ratings indicated in the table on page 2 above. Certain of the Subordinated Certificates may be rated by Moody's and/or S&P. |
| **ERISA considerations** | The Offered Certificates, other than the Class AR Certificate, may be eligible for purchase by transferees acting for, or on behalf of, employee benefit plans or other retirement arrangements that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or to Section 4975 of the Internal Revenue Code of 1986, as amended, subject to certain considerations described in the prospectus supplement. Sales of the Class AR Certificate to such plans or retirement arrangements are prohibited, except as described in the prospectus supplement. |
| **Federal income tax consequences** | For federal income tax purposes, the depositor will cause multiple separate real estate mortgage investment conduit ("REMIC") elections to be made with respect to the trust. The Offered Certificates, other than the Class AR Certificate, will represent ownership of regular interests in the upper tier REMIC. These certificates will generally be treated as representing ownership of debt for federal income tax purposes. Holders of these certificates will be required to include as income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting, regardless of the certificateholders' usual methods of accounting. For federal income tax purposes, the Class AR Certificate will represent ownership of the residual interest in each REMIC. |

**Legal investment**

When issued, the Offered Certificates, other than Class B-1 and Class B-2 Certificates, will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). You should consult your legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments for you.

**Principal and interest advancing**

Countrywide Home Loans Servicing LP will make cash advances with respect to delinquent scheduled payments of principal and interest on any mortgage loan serviced by it only to the extent described in the prospectus supplement.

**Compensating interest**

Countrywide Home Loans Servicing LP will provide compensating interest for prepayment interest shortfalls only to the extent described in the prospectus supplement.

## II. CREDIT ENHANCEMENT (Groups 1 - 3)

**Subordination**

The Group 1, Group 2 and Group 3 Certificates will receive distributions of interest and principal before the Subordinated Certificates are entitled to receive distributions of interest or principal. The Subordinated Certificates absorb most losses, in reverse order of principal priority, on the group 1, 2 and 3 mortgage loans prior to the Group 1, Group 2 and Group 3 Certificates.

NOTE: The Subordinated Certificates represent interests in the group 1, 2 and 3 mortgage loans; consequently, the Subordinated Certificates could be reduced to zero as a result of a disproportionate amount of Realized Losses on the mortgage loans in any of these groups.

**Group 1 - 3 credit enhancement percentages**

For any distribution date, the fraction, expressed as a percentage, the numerator of which is the sum of the aggregate class principal balance of the Subordinated Certificates after giving effect to payments on such distribution date, and the denominator of which is the aggregate loan group balance for group 1, 2 and 3 mortgage loans for such distribution date.

**Initial Group 1-3 Credit Enhancement Percentages:**

| Class | Approximate Expected Initial Credit Enhancement* (%) |
|---|---|
| Senior Certificates | [3.60%]** |
| M | [TBA] |
| B-1 | [TBA] |
| B-2 | [TBA] |
| B-3 | [TBA] |
| B-4 | [TBA] |
| B-5 | [TBA] |

*Based on collateral cut-off balance.
**Subject to a +/- 0.50% variance

**Shifting of interests**

Except as described below, the Group 1, Group 2 and Group 3 Certificates will receive 100% of principal prepayments received on the mortgage loans in the related loan group until the [seventh] anniversary of the first distribution date. During the next four years, the senior certificates will generally receive a disproportionately large, but decreasing, share of principal prepayments. This will result in a quicker return of principal to these senior certificates and increases the likelihood that holders of these certificates will be paid the full amount of principal to which they are entitled.

If the subordinate percentage before the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain other rating agency collateral performance requirements are satisfied), then the subordinate classes will receive 50% of their pro rata share of principal prepayments. If the subordinate percentage on or after the third anniversary of the first distribution date is greater than or equal to twice the subordinate percentage as of the closing date (and certain rating agency collateral performance requirements are satisfied), then the subordinate classes will receive their pro rata share of principal prepayments.

**Cross-collateralization**

In certain limited circumstances, principal and interest collected from any of the loan group 1, 2 and 3 mortgage loans may be used to pay principal or interest, or both, to the senior certificates.

**Coverage for excess losses**

The Subordinated Certificates will provide limited protection to the classes of certificates of higher relative priority against special hazard losses, bankruptcy losses and fraud losses in excess of certain amounts, as described in the prospectus supplement.

Note: The Subordinated Certificates are allocated losses from mortgage loans in loan groups 1, 2 and 3; consequently, disproportionately high special hazard, bankruptcy or fraud losses experienced by one loan group could adversely impact protection to unrelated Group 1, Group 2 and Group 3 Certificates for these types of losses.

## III. DISTRIBUTIONS (Groups 1 - 3)

**Available distribution amount**

For any distribution date and each of the group 1, 2 and 3 mortgage loans, the sum of: (i) scheduled payments and advances on the related mortgage loans, net of related servicing, trustee, and insurance fees, as applicable; (ii) insurance and liquidation proceeds, net of unreimbursed liquidation expenses; (iii) principal prepayments received during the related prepayment period, excluding prepayment penalties; (iv) amounts received in respect of a repurchase by the related seller, or a purchase by a holder of a subordinate certificate or by the special servicer, as provided in the pooling and servicing agreement, net of advances previously made and other amounts as to which the trustee, the trust administrator, a servicer or the master servicer is entitled to be reimbursed; (v) compensating interest; (vi) recoveries; and (vii) any amount paid in connection with an optional termination, up to the amount of the par value for the related group.

**Priority of distributions**

Distributions will in general be made to the extent of the available funds for the related loan group in the order and priority as follows:

1. First, to the related senior certificates, accrued and unpaid interest at their respective pass-through rates on their respective class principal balances or notional balances, as applicable.
2. Second, to the related senior certificates, as principal, the related senior principal distribution amount as described below under the heading "Distributions of principal,"
3. Third, to each class of Subordinated Certificates, interest and then principal in increasing order of numerical class designation, beginning with the Class M Certificate.
4. Fourth, to the Class AR Certificate, as appropriate, the remainder (which is expected to be zero).

**Distribution of principal**

On each distribution date, an amount up to the Group 1 senior principal distribution amount, as further described in the prospectus supplement, for that distribution date will be distributed as principal to the Class AR Certificate until its respective class principal balance has been reduced to zero, and then to the Class 1-A-1 Certificates, until its class principal balance has been reduced to zero.

On each distribution date, an amount up to the Group 2 senior principal distribution amount, as further described in the prospectus supplement, for that distribution date will be distributed as principal to the Class 2-A-1 Certificates, until its class principal balance has been reduced to zero.

On each distribution date, an amount up to the Group 3 senior principal distribution amount, as further described in the prospectus supplement, for that distribution date will be distributed as principal to the Class 3-A-1 Certificates, until its class principal balance has been reduced to zero.

On each distribution date, an amount, up to the amount of the subordinate principal distribution amount for that distribution date, will be distributed as principal, to the Subordinated Certificates, to the extent of the aggregate available funds remaining after distribution of interest and principal to the Senior Certificates. Each class of Subordinated Certificates will be entitled to receive its pro rata share, based on its respective class principal balance, of the subordinate principal distribution amount. Distributions of principal to the subordinate certificates will be made on each distribution date sequentially in the order of their numerical class designation, beginning with the Class M Certificate, until each class of subordinate certificates has received its respective pro rata share of the subordinate principal distribution amount for that distribution date.

## IV. BOND PROFILES

**GROUP 1, 2 and 3 BOND PROFILES*:**

| | *15 CPR* | *20 CPR* | *22 CPR* | *25 CPR* | *27 CPR* | *30 CPR* | *35 CPR* | *40 CPR* | *45 CPR* | *50 CPR* |
|---|---|---|---|---|---|---|---|---|---|---|
| **1A - Run To Earlier of Weighted Average Reset in Period 35 and 10% Call** | | | | | | | | | | |
| WAL** | 2.29 | 2.11 | 2.04 | **1.94** | 1.88 | 1.78 | 1.63 | 1.49 | 1.36 | 1.23 |
| Principal Window | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | **Jun04 - Apr07** | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 |
| **2A - Run To Earlier of Weighted Average Reset in Period 83 and 10% Call** | | | | | | | | | | |
| WAL** | 4.01 | 3.40 | 3.19 | **2.90** | 2.72 | 2.43 | 2.02 | 1.71 | 1.47 | 1.27 |
| Principal Window | Jun04 - Apr11 | Jun04 - Apr11 | Jun04 - Apr11 | **Jun04 - Apr11** | Jun04 - Apr11 | Jun04 - Sep10 | Jun04 - Aug09 | Jun04 - Nov08 | Jun04 - Mar08 | Jun04 - Sep07 |
| **3A - Run To Earlier of Weighted Average Reset in Period 119 and 10% Call** | | | | | | | | | | |
| WAL** | 4.70 | 3.81 | 3.44 | **2.99** | 2.75 | 2.43 | 2.02 | 1.71 | 1.47 | 1.27 |
| Principal Window | Jun04 - Apr14 | Jun04 - Feb14 | Jun04 - Mar13 | **Jun04 - Feb12** | Jun04 - Jul11 | Jun04 - Sep10 | Jun04 - Aug09 | Jun04 - Nov08 | Jun04 - Mar08 | Jun04 - Sep07 |

*Assuming:

| | |
|---|---|
| 1 Yr LIBOR | 2.060% |
| 1 Yr CMT | 1.758% |

**WAL's calculated from Investor Settlement Date assuming an 30/360 Basis.

## V. CONTACTS

| ARMs TRADING DESK | | | |
|---|---|---|---|
| **Contact** | **Phone** | **Fax** | **E-mail** |
| **Mark Tecotzky**<br>*Managing Director - ARM Trading* | 212-538-3831 | 212-743-5384 | mark.tecotzky@csfb.com |
| **Andrew Belcher**<br>*Associate - ARM Trading* | 212-538- 3831 | 212-743-5384 | andrew.belcher@csfb.com |
| **Patrick Gallagher**<br>*Associate - ARM Structuring* | 212-538- 3831 | 212-743-5384 | patrick.gallagher@csfb.com |
| **James Buccola**<br>*Analyst* | 212-325-3831 | 212-743-4863 | james.buccola@csfb.com |

| STRUCTURED FINANCE | | | |
|---|---|---|---|
| **Contact** | **Phone** | **Fax** | **E-mail** |
| **John P. Graham**<br>*Director* | 212-325-6201 | 212-743-4683 | john.p.graham@csfb.com |
| **Bruce Kaiserman**<br>*Director* | 212-538-1962 | 917-326-7936 | bruce.kaiserman@csfb.com |
| **Peter J. Sack**<br>*Vice President* | 212-325-7892 | 212-743-5261 | peter.sack@csfb.com |
| **Josef Bittman**<br>*Associate* | 212-538-6611 | 212-743-4506 | josef.bittman@csfb.com |

| COLLATERAL | | | |
|---|---|---|---|
| **Contact** | **Phone** | **Fax** | **E-mail** |
| **Mark Roszko**<br>*Director* | 212-325-4763 | 212-743-5260 | mark.roszko@csfb.com |
| **Michael De Palma**<br>*Collateral Analyst* | 212-538-5423 | 212-743-4879 | michael.depalma@csfb.com |

# VI. COLLATERAL SUMMARY

NOTE: Information contained herein reflects the May 1, 2004 cut-off date scheduled balances and may include a portion of the prefunding.

| Loan Group 1 Collateral Details | | | |
|---|---|---|---|
| Gross WAC | [4.017]% | Total Loan Balance | $[76,669,039.45] |
| Net WAC | [3.263]% | Average Loan Balance | $[501,104.83] |
| WA Gross Margin | [2.285]% | Maximum Loan Balance | $[1,466,500.00] |
| WA Net Margin | [1.530]% | California Concentration | [55.92]% |
| Index: 6 Month LIBOR | [0.00]% | Northern CA Concentration | [18.12]% |
| 1 Year LIBOR | [100.00]% | Southern CA Concentration | [37.80]% |
| 1 Year CMT | [0.00]% | WA Original LTV | [73.68]% |
| | | WA Credit Score | [725] |
| WA Months to Reset | [35] | | |
| Interest Only Loans | [68.81]% | | |
| WAM in Months | [359] | | |

| Loan Group 2 Collateral Details | | | |
|---|---|---|---|
| Gross WAC | [4.752]% | Total Loan Balance | $[288,209,672.35] |
| Net WAC | [4.014]% | Average Loan Balance | $[527,856.54] |
| WA Gross Margin | [2.290]% | Maximum Loan Balance | $[2,000,000.00] |
| WA Net Margin | [1.552]% | California Concentration | [56.45]% |
| Index: 6 Month LIBOR | [0.00]% | Northern CA Concentration | [12.84]% |
| 1 Year LIBOR | [97.73]% | Southern CA Concentration | [43.61]% |
| 1 Year CMT | [2.27]% | WA Original LTV | [71.10]% |
| | | WA Credit Score | [733] |
| WA Months to Reset | [83] | | |
| Interest Only Loans | [57.22]% | | |
| WAM in Months | [359] | | |

| Loan Group 3 Collateral Details | | | |
|---|---|---|---|
| Gross WAC | [5.124]% | Total Loan Balance | $[82,410,448.38] |
| Net WAC | [4.874]% | Average Loan Balance | $[584,471.27] |
| WA Gross Margin | [2.289]% | Maximum Loan Balance | $[2,000,000.00] |
| WA Net Margin | [2.039]% | California Concentration | [66.34]% |
| Index: 6 Month LIBOR | [0.00]% | Northern CA Concentration | [20.11]% |
| 1 Year LIBOR | [100.00]% | Southern CA Concentration | [46.22]% |
| 1 Year CMT | [0.00]% | WA Original LTV | [68.54]% |
| | | WA Credit Score | [737] |
| WA Months to Reset | [119] | | |
| Interest Only Loans | [53.70]% | | |
| WAM in Months | [359] | | |

## COLLATERAL SUMMARY (continued)

NOTE: Information contained herein reflects the May 1, 2004 cut-off date scheduled balances and may include a portion of the prefunding.

| Aggregate Loan Groups 1, 2 and 3 Collateral Details | | | |
|---|---|---|---|
| Gross WAC | [4.695]% | Total Loan Balance | $[447,289,160.18] |
| Net WAC | [4.044]% | Average Loan Balance | $[532,487.10] |
| WA Gross Margin | [2.289]% | Maximum Loan Balance | $[2,000,000.00] |
| WA Net Margin | [1.638]% | California Concentration | [58.18]% |
| Index: 6 Month LIBOR | [0.00]% | Northern CA Concentration | [15.09]% |
| 1 Year LIBOR | [98.54]% | Southern CA Concentration | [43.09]% |
| 1 Year CMT | [1.46]% | WA Original LTV | [71.07]% |
| | | WA Credit Score | [733] |
| WA Months to Reset | [82] | | |
| Interest Only Loans | [58.86]% | | |
| WAM in Months | [359] | | |

## X. COLLATERAL DETAILS

**NOTE: PRELIMINARY INFORMATION CONTAINED HEREIN REFLECTS THE May 1, 2004 CUT-OFF DATE SCHEDULED BALANCES.**

***COLLATERAL INFORMATION CONTAINED HEREIN IS PRELIMINARY AND INDICATIVE. ON THE CLOSING DATE, THE AGGREGATE PRINCIPAL BALANCE OF THE MORTGAGE LOANS IN LOAN GROUPS 1, 2 AND 3 WILL EQUAL THE AGGREGATE PRINCIPAL BALANCE OF THE GROUPS 1, 2, 3 AND CLASS B CERTIFICATES.***

**Summary Statistics**

| | Group 1 | Group 2 | Group 3 | Group 1-3 |
|---|---|---|---|---|
| Count | 153 | 546 | 141 | 840 |
| Scheduled Balance ($) | 76,669,039.45 | 288,209,672.35 | 82,410,448.38 | 447,289,160.18 |
| Avg. Scheduled Balance ($) | 501,104.83 | 527,856.54 | 584,471.27 | 532,487.10 |
| Min Scheduled Balance ($) | 333,918.19 | 334,000.00 | 334,000.00 | 333,918.19 |
| Max Scheduled Balance ($) | 1,466,500.00 | 2,000,000.00 | 2,000,000.00 | 2,000,000.00 |
| Wgt. Avg. Gross Rate (%) | 4.017 | 4.752 | 5.124 | 4.695 |
| Wgt. Avg. Net Rate (%) | 3.263 | 4.014 | 4.874 | 4.044 |
| Wgt. Avg. Gross Margin (%) | 2.285 | 2.290 | 2.289 | 2.289 |
| Wgt. Avg. Remaining Term (Months) | 359 | 359 | 359 | 359 |
| Wgt. Avg. Original Term (Months) | 360 | 360 | 360 | 360 |
| Wgt. Avg. Months to Roll | 35 | 83 | 119 | 82 |
| Wgt. Avg. Seasoning (Months) | 1 | 1 | 1 | 1 |
| Wgt. Avg. Original LTV (%) | 73.68 | 71.10 | 68.54 | 71.07 |
| Wgt. Avg. FICO | 725 | 733 | 737 | 733 |
| Wgt. Avg. Annualized Initial Cap (%) | 2.000 | 5.000 | 5.000 | 4.486 |
| Wgt. Avg. Initial Cap (%) | 2.000 | 5.000 | 5.000 | 4.486 |
| Wgt. Avg. Annualized Periodic Cap (%) | 2.000 | 2.000 | 2.000 | 2.000 |
| Wgt. Avg. Periodic Cap (%) | 2.000 | 2.000 | 2.000 | 2.000 |
| Wgt. Avg. Maximum Rate (%) | 10.021 | 9.753 | 10.124 | 9.867 |

**Rate Index**

| Index | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| Treasury - 1 Year | 0.00 | 2.27 | 0.00 | 1.46 |
| Libor - 1 Year | 100.00 | 97.73 | 100.00 | 98.54 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

**Months to Next Rate Adjustment Date**

| Month | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 34 | 6.30 | 0.00 | 0.00 | 1.08 |
| 35 | 60.78 | 0.00 | 0.00 | 10.42 |
| 36 | 32.91 | 0.00 | 0.00 | 5.64 |
| 80 | 0.00 | 0.47 | 0.00 | 0.30 |
| 81 | 0.00 | 0.25 | 0.00 | 0.16 |
| 82 | 0.00 | 3.75 | 0.00 | 2.42 |
| 83 | 0.00 | 59.95 | 0.00 | 38.63 |
| 84 | 0.00 | 35.58 | 0.00 | 22.93 |
| 118 | 0.00 | 0.00 | 2.79 | 0.51 |
| 119 | 0.00 | 0.00 | 46.33 | 8.54 |
| 120 | 0.00 | 0.00 | 50.88 | 9.37 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Current Mortgage Rates

| (%) | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 2.751 - 3.000 | 2.17 | 0.00 | 0.00 | 0.37 |
| 3.001 - 3.250 | 4.12 | 0.00 | 0.00 | 0.71 |
| 3.251 - 3.500 | 9.06 | 0.00 | 0.00 | 1.55 |
| 3.501 - 3.750 | 20.33 | 0.00 | 0.00 | 3.49 |
| 3.751 - 4.000 | 23.45 | 0.42 | 0.00 | 4.29 |
| 4.001 - 4.250 | 13.41 | 4.29 | 1.49 | 5.34 |
| 4.251 - 4.500 | 13.40 | 22.85 | 4.21 | 17.80 |
| 4.501 - 4.750 | 5.36 | 37.06 | 6.97 | 26.08 |
| 4.751 - 5.000 | 7.08 | 23.55 | 36.15 | 23.05 |
| 5.001 - 5.250 | 1.61 | 5.40 | 23.81 | 8.14 |
| 5.251 - 5.500 | 0.00 | 3.71 | 18.02 | 5.71 |
| 5.501 - 5.750 | 0.00 | 1.44 | 3.62 | 1.59 |
| 5.751 - 6.000 | 0.00 | 1.16 | 5.72 | 1.80 |
| 6.001 - 6.250 | 0.00 | 0.12 | 0.00 | 0.08 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Scheduled Balances

| $ | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 300,000.01 - 400,000.00 | 27.82 | 20.68 | 12.94 | 20.48 |
| 400,000.01 - 500,000.00 | 26.33 | 24.81 | 24.52 | 25.02 |
| 500,000.01 - 600,000.00 | 12.38 | 15.42 | 13.98 | 14.63 |
| 600,000.01 - 700,000.00 | 13.46 | 16.55 | 16.55 | 16.02 |
| 700,000.01 - 800,000.00 | 7.94 | 6.53 | 5.48 | 6.58 |
| 800,000.01 - 900,000.00 | 2.16 | 5.92 | 3.11 | 4.76 |
| 900,000.01 - 1,000,000.00 | 6.44 | 6.70 | 12.83 | 7.79 |
| 1,000,000.01 - 1,100,000.00 | 0.00 | 0.76 | 1.30 | 0.73 |
| 1,100,000.01 - 1,200,000.00 | 1.56 | 0.39 | 0.00 | 0.52 |
| >= 1,200,000.01 | 1.91 | 2.24 | 9.29 | 3.49 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Geographic Distribution

| State | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| California | 55.92 | 56.45 | 66.34 | 58.18 |
| Virginia | 3.41 | 4.39 | 6.34 | 4.58 |
| Massachusetts | 2.36 | 6.05 | 1.36 | 4.56 |
| Illinois | 3.05 | 4.78 | 3.83 | 4.31 |
| Florida | 6.73 | 2.53 | 1.86 | 3.13 |
| Washington | 2.94 | 2.61 | 2.16 | 2.59 |
| New Jersey | 3.02 | 1.50 | 3.33 | 2.10 |
| Maryland | 0.81 | 2.15 | 3.01 | 2.08 |
| Nevada | 3.07 | 1.62 | 0.73 | 1.70 |
| Colorado | 2.71 | 1.74 | 0.00 | 1.59 |
| Other | 15.98 | 16.18 | 11.04 | 15.20 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Gross Margin

| (%) | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 2.001 - 2.250 | 93.34 | 91.97 | 92.19 | 92.24 |
| 2.501 - 2.750 | 5.68 | 8.03 | 7.81 | 7.59 |
| 2.751 - 3.000 | 0.98 | 0.00 | 0.00 | 0.17 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Maximum Rate

| (%) | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 8.751 - 9.000 | 2.17 | 0.42 | 0.00 | 0.64 |
| 9.001 - 9.250 | 4.12 | 4.29 | 1.49 | 3.75 |
| 9.251 - 9.500 | 9.06 | 22.85 | 4.21 | 17.05 |
| 9.501 - 9.750 | 19.79 | 37.06 | 6.97 | 28.55 |
| 9.751 - 10.000 | 23.01 | 23.42 | 36.15 | 25.70 |
| 10.001 - 10.250 | 13.96 | 5.40 | 23.81 | 10.26 |
| 10.251 - 10.500 | 13.84 | 3.84 | 18.02 | 8.17 |
| 10.501 - 10.750 | 5.36 | 1.44 | 3.62 | 2.51 |
| 10.751 - 11.000 | 7.08 | 1.16 | 5.72 | 3.01 |
| 11.001 - 11.250 | 1.61 | 0.12 | 0.00 | 0.35 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Credit Score

| FICO Score | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| <= 579 | 0.00 | 0.00 | 0.00 | 0.00 |
| 580 - 619 | 0.00 | 0.37 | 0.00 | 0.24 |
| 620 - 659 | 3.67 | 4.64 | 4.07 | 4.37 |
| 660 - 699 | 18.66 | 16.64 | 13.08 | 16.33 |
| 700 - 729 | 30.00 | 19.87 | 23.93 | 22.35 |
| >= 730 | 47.67 | 58.48 | 58.92 | 56.71 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Property Type

| Type | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| Single Family Residence | 58.88 | 61.31 | 70.25 | 62.54 |
| Condo | 13.72 | 6.11 | 4.05 | 7.04 |
| 2-4 Family | 0.00 | 1.58 | 0.58 | 1.12 |
| PUD | 27.39 | 31.00 | 25.13 | 29.30 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Occupancy Status

| Status | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| Primary | 89.30 | 95.67 | 96.55 | 94.74 |
| Second Home | 10.70 | 3.39 | 2.85 | 4.54 |
| Investment | 0.00 | 0.94 | 0.61 | 0.72 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Loan Purpose

| Purpose | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| Purchase | 60.91 | 47.21 | 43.27 | 48.83 |
| Refinance - Rate/Term | 27.97 | 38.86 | 41.85 | 37.54 |
| Refinance - Cashout | 11.12 | 13.93 | 14.88 | 13.63 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Original Loan to Value Ratio

| Original LTV | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| <= 50.00 | 3.09 | 6.45 | 9.63 | 6.46 |
| 50.01 - 55.00 | 2.12 | 4.29 | 2.82 | 3.65 |
| 55.01 - 60.00 | 4.92 | 5.55 | 11.29 | 6.50 |
| 60.01 - 65.00 | 7.78 | 6.75 | 8.14 | 7.18 |
| 65.01 - 70.00 | 8.74 | 16.07 | 20.11 | 15.56 |
| 70.01 - 75.00 | 16.10 | 11.79 | 12.49 | 12.66 |
| 75.01 - 80.00 | 55.72 | 47.92 | 34.58 | 46.80 |
| 80.01 - 85.00 | 0.00 | 0.15 | 0.00 | 0.10 |
| 85.01 - 90.00 | 1.52 | 0.76 | 0.48 | 0.84 |
| 90.01 - 95.00 | 0.00 | 0.25 | 0.46 | 0.25 |
| 95.01 - 100.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Original Term

| Months | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 301 - 360 | 100.00 | 100.00 | 100.00 | 100.00 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Remaining Term

| Months | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 321 - 360 | 100.00 | 100.00 | 100.00 | 100.00 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Seasoning

| Months | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 0 | 32.91 | 35.58 | 50.88 | 37.94 |
| 1-5 | 67.09 | 64.42 | 49.12 | 62.06 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Initial Rate Cap

| (%) | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 2.000 | 100.00 | 0.00 | 0.00 | 17.14 |
| 5.000 | 0.00 | 100.00 | 100.00 | 82.86 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

## Interest Only Period

| Month | Group 1 (%) | Group 2 (%) | Group 3 (%) | Group 1-3 (%) |
|---|---|---|---|---|
| 0 | 31.19 | 42.78 | 46.30 | 41.44 |
| 36 | 68.81 | 0.00 | 0.00 | 11.80 |
| 84 | 0.00 | 57.22 | 0.00 | 36.87 |
| 120 | 0.00 | 0.00 | 53.70 | 9.89 |
| **Total:** | **100.00** | **100.00** | **100.00** | **100.00** |

| | | | | | | |
|---|---|---|---|---|---|---|
| Balance | **Contact Desk** Delay | 24 | WAC(1) | **4.017** | WAM(1) | 359 |
| **Coupon*** | 3.2627 Dated | 5/1/2004 | NET(1) | 3.2627 | WALA(1) | 1 |
| Settle | 5/28/2004 First Payment | 6/25/2004 | | | | |

*** PAYS GROUP NET WAC LESS [0.0000%] THROUGH MONTH 35, THEN NET WAC LESS [0.0000]%. EFFECTIVE NET MARGIN EQUALS APPROX. [1.5302]%**
**RUN TO EARLIEST OF BALLOON IN MONTH 35 AND 10% CALL** **(CALC. AS OF CUT-OFF DATE COLLATERAL INFORMATION)**

| *Price* | *15 CPR - Call (Y)* | *20 CPR - Call (Y)* | *22 CPR - Call (Y)* | *25 CPR - Call (Y)* | *27 CPR - Call (Y)* | *30 CPR - Call (Y)* | *35 CPR - Call (Y)* | *40 CPR - Call (Y)* | *45 CPR - Call (Y)* | *50 CPR - Call (Y)* |
|---|---|---|---|---|---|---|---|---|---|---|
| 97-23+ | 4.2465 | 4.3273 | 4.3623 | **4.4177** | 4.4567 | 4.5185 | 4.6313 | 4.7584 | 4.9015 | 5.0669 |
| 97-27+ | 4.1870 | 4.2628 | 4.2956 | **4.3475** | 4.3841 | 4.4420 | 4.5478 | 4.6669 | 4.8010 | 4.9560 |
| 97-31+ | 4.1276 | 4.1984 | 4.2290 | **4.2775** | 4.3116 | 4.3657 | 4.4644 | 4.5756 | 4.7007 | 4.8454 |
| 98-03+ | 4.0684 | 4.1341 | 4.1626 | **4.2076** | 4.2393 | 4.2895 | 4.3812 | 4.4845 | 4.6007 | 4.7351 |
| 98-07+ | 4.0092 | 4.0700 | 4.0963 | **4.1378** | 4.1671 | 4.2135 | 4.2982 | 4.3936 | 4.5010 | 4.6251 |
| 98-11+ | 3.9502 | 4.0060 | 4.0301 | **4.0682** | 4.0951 | 4.1377 | 4.2154 | 4.3030 | 4.4014 | 4.5153 |
| 98-15+ | 3.8913 | 3.9420 | 3.9640 | **3.9988** | 4.0232 | 4.0620 | 4.1328 | 4.2125 | 4.3022 | 4.4058 |
| 98-19+ | 3.8324 | 3.8783 | 3.8981 | **3.9294** | 3.9515 | 3.9865 | 4.0503 | 4.1222 | 4.2031 | 4.2966 |
| **98-23+** | **3.7737** | **3.8146** | **3.8323** | **3.8602** | **3.8799** | **3.9111** | **3.9681** | **4.0322** | **4.1043** | **4.1877** |
| 98-27+ | 3.7151 | 3.7510 | 3.7666 | **3.7912** | 3.8085 | 3.8359 | 3.8860 | 3.9424 | 4.0058 | 4.0791 |
| 98-31+ | 3.6566 | 3.6876 | 3.7010 | **3.7223** | 3.7372 | 3.7609 | 3.8041 | 3.8527 | 3.9075 | 3.9707 |
| 99-03+ | 3.5982 | 3.6243 | 3.6356 | **3.6535** | 3.6661 | 3.6860 | 3.7224 | 3.7633 | 3.8094 | 3.8626 |
| 99-07+ | 3.5399 | 3.5611 | 3.5703 | **3.5848** | 3.5951 | 3.6113 | 3.6408 | 3.6741 | 3.7115 | 3.7548 |
| 99-11+ | 3.4817 | 3.4981 | 3.5051 | **3.5163** | 3.5242 | 3.5367 | 3.5595 | 3.5851 | 3.6139 | 3.6473 |
| 99-15+ | 3.4236 | 3.4351 | 3.4401 | **3.4479** | 3.4535 | 3.4623 | 3.4783 | 3.4963 | 3.5166 | 3.5400 |
| 99-19+ | 3.3656 | 3.3723 | 3.3751 | **3.3797** | 3.3829 | 3.3880 | 3.3973 | 3.4077 | 3.4194 | 3.4330 |
| 99-23+ | 3.3077 | 3.3096 | 3.3103 | **3.3116** | 3.3125 | 3.3139 | 3.3164 | 3.3193 | 3.3225 | 3.3263 |
| Spread @ Center Price** | 57.3 | 72.99 | 79.24 | **90.26** | 98.39 | 110.47 | 130.39 | 150.21 | 169.98 | 190.32 |
| WAL | 2.29 | 2.11. | 2.04 | **1.94** | 1.88 | 1.78 | 1.63 | 1.49 | 1.36 | 1.23 |
| Principal Window | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | **Jun04 - Apr07** | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 | Jun04 - Apr07 |
| Principal # Months | 35 | 35 | 35 | **35** | 35 | 35 | 35 | 35 | 35 | 35 |
| LIBOR_1YR | 2.06 | 2.06 | 2.06 | **2.06** | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 |
| CMT_1YR | 1.758 | 1.758 | 1.758 | **1.758** | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 |

****Swaps Curve:**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| SWAP | Mat | 0.25YR | 0.50YR | **1YR** | 1.5yr | 2YR | 3YR | 4YR | 5YR |
| | Yld | 1.250 | 1.540 | **2.068** | 2.540 | 3.012 | 3.659 | 4.128 | 4.477 |



**PRELIMINARY - *SUBJECT TO CHANGE***

# CWMBS04_11 - Price/Yield - 2A1

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | **Contact Desk** | Delay | 24 | WAC(2) | **4.752** | WAM(2) | 359 |
| **Coupon*** | 4.0138 | Dated | 5/1/2004 | NET(2) | 4.0138 | WALA(2) | 1 |
| Settle | 5/28/2004 | First Payment | 6/25/2004 | | | | |

*** PAYS GROUP NET WAC LESS [0.0000%] THROUGH MONTH 83, THEN NET WAC LESS [0.0000]%. EFFECTIVE NET MARGIN EQUALS APPROX. [1.5517]%**
**RUN TO EARLIEST OF BALLOON IN MONTH 83 AND 10% CALL** **(CALC. AS OF CUT-OFF DATE COLLATERAL INFORMATION)**

| *Price* | *15 CPR - Call (Y)* | *20 CPR - Call (Y)* | *22 CPR - Call (Y)* | *25 CPR - Call (Y)* | *27 CPR - Call (Y)* | *30 CPR - Call (Y)* | *35 CPR - Call (Y)* | *40 CPR - Call (Y)* | *45 CPR - Call (Y)* | *50 CPR - Call (Y)* |
|---|---|---|---|---|---|---|---|---|---|---|
| 96-10+ | 5.0374 | 5.2057 | 5.2796 | **5.3984** | 5.4830 | 5.6435 | 5.9452 | 6.2633 | 6.6145 | 6.9948 |
| 96-14+ | 5.0001 | 5.1619 | 5.2330 | **5.3472** | 5.4285 | 5.5829 | 5.8731 | 6.1792 | 6.5170 | 6.8827 |
| 96-18+ | 4.9628 | 5.1182 | 5.1864 | **5.2961** | 5.3742 | 5.5225 | 5.8013 | 6.0952 | 6.4197 | 6.7710 |
| 96-22+ | 4.9256 | 5.0746 | 5.1400 | **5.2452** | 5.3201 | 5.4623 | 5.7297 | 6.0115 | 6.3227 | 6.6595 |
| 96-26+ | 4.8884 | 5.0311 | 5.0937 | **5.1944** | 5.2660 | 5.4022 | 5.6582 | 5.9281 | 6.2259 | 6.5484 |
| 96-30+ | 4.8514 | 4.9877 | 5.0475 | **5.1437** | 5.2121 | 5.3423 | 5.5869 | 5.8448 | 6.1294 | 6.4375 |
| 97-02+ | 4.8144 | 4.9444 | 5.0014 | **5.0931** | 5.1584 | 5.2825 | 5.5158 | 5.7617 | 6.0332 | 6.3270 |
| 97-06+ | 4.7775 | 4.9012 | 4.9554 | **5.0426** | 5.1047 | 5.2229 | 5.4449 | 5.6789 | 5.9372 | 6.2167 |
| **97-10+** | **4.7407** | **4.8581** | **4.9095** | **4.9923** | **5.0512** | **5.1634** | **5.3741** | **5.5963** | **5.8415** | **6.1068** |
| 97-14+ | 4.7039 | 4.8150 | 4.8638 | **4.9421** | 4.9979 | 5.1040 | 5.3036 | 5.5139 | 5.7460 | 5.9971 |
| 97-18+ | 4.6673 | 4.7721 | 4.8181 | **4.8920** | 4.9446 | 5.0448 | 5.2332 | 5.4317 | 5.6507 | 5.8877 |
| 97-22+ | 4.6307 | 4.7293 | 4.7725 | **4.8420** | 4.8915 | 4.9858 | 5.1630 | 5.3497 | 5.5557 | 5.7786 |
| 97-26+ | 4.5941 | 4.6865 | 4.7270 | **4.7922** | 4.8385 | 4.9269 | 5.0929 | 5.2679 | 5.4610 | 5.6698 |
| 97-30+ | 4.5577 | 4.6439 | 4.6817 | **4.7424** | 4.7857 | 4.8681 | 5.0231 | 5.1863 | 5.3665 | 5.5613 |
| 98-02+ | 4.5213 | 4.6013 | 4.6364 | **4.6928** | 4.7330 | 4.8095 | 4.9534 | 5.1049 | 5.2722 | 5.4531 |
| 98-06+ | 4.4850 | 4.5589 | 4.5912 | **4.6433** | 4.6804 | 4.7510 | 4.8839 | 5.0238 | 5.1782 | 5.3451 |
| 98-10+ | 4.4488 | 4.5165 | 4.5462 | **4.5939** | 4.6279 | 4.6927 | 4.8145 | 4.9428 | 5.0844 | 5.2375 |
| Spread @ Center Price** | 60.99 | 100.93 | 116.02 | **139.76** | 157.17 | 187.34 | 235.08 | 285.58 | 333.25 | 378.32 |
| WAL | 4.008 | 3.4047 | 3.1925 | **2.9007** | 2.7226 | 2.4296 | 2.0175 | 1.7123 | 1.4671 | 1.2707 |
| Principal Window | Jun04 - Apr11 | Jun04 - Apr11 | Jun04 - Apr11 | **Jun04 - Apr11** | Jun04 - Apr11 | Jun04 - Sep10 | Jun04 - Aug09 | Jun04 - Nov08 | Jun04 - Mar08 | Jun04 - Sep07 |
| Principal # Months | 83 | 83 | 83 | **83** | 83 | 76 | 63 | 54 | 46 | 40 |
| LIBOR_1YR | 2.06 | 2.06 | 2.06 | **2.06** | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 |
| CMT_1YR | 1.758 | 1.758 | 1.758 | **1.758** | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 |

****Swaps Curve:**

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| SWAP | Mat | 0.25YR | 0.50YR | **1YR** | 1.5yr | 2YR | 3YR | 4YR | 5YR |
| | Yld | 1.250 | 1.540 | **2.068** | 2.540 | 3.012 | 3.659 | 4.128 | 4.477 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Balance | Contact Desk | Delay | 24 | WAC(3) | **5.124** | WAM(3) | 359 |
| **Coupon*** | 4.8742 | Dated | 5/1/2004 | NET(3) | 4.8742 | WALA(3) | 1 |
| Settle | 5/28/2004 | First Payment | 6/25/2004 | | | | |

*** PAYS GROUP NET WAC LESS [0.0000%] THROUGH MONTH 119, THEN NET WAC LESS [0.0000]%. EFFECTIVE NET MARGIN EQUALS APPROX. [2.0391]%**

**RUN TO EARLIEST OF BALLOON IN MONTH 119 AND 10% CALL** **(CALC. AS OF CUT-OFF DATE COLLATERAL INFORMATION)**

| *Price* | *15 CPR - Call (Y)* | *20 CPR - Call (Y)* | *22 CPR - Call (Y)* | *25 CPR - Call (Y)* | *27 CPR - Call (Y)* | *30 CPR - Call (Y)* | *35 CPR - Call (Y)* | *40 CPR - Call (Y)* | *45 CPR - Call (Y)* | *50 CPR - Call (Y)* |
|---|---|---|---|---|---|---|---|---|---|---|
| 96-22 | 5.7129 | 5.8800 | 5.9685 | **6.1054** | 6.1995 | 6.3490 | 6.6132 | 6.8919 | 7.1995 | 7.5327 |
| 96-26 | 5.6791 | 5.8389 | 5.9236 | **6.0546** | 6.1446 | 6.2877 | 6.5405 | 6.8071 | 7.1015 | 7.4202 |
| 96-30 | 5.6453 | 5.7979 | 5.8788 | **6.0039** | 6.0899 | 6.2265 | 6.4679 | 6.7226 | 7.0036 | 7.3080 |
| 97-02 | 5.6117 | 5.7571 | 5.8342 | **5.9534** | 6.0353 | 6.1655 | 6.3956 | 6.6383 | 6.9061 | 7.1961 |
| 97-06 | 5.5781 | 5.7163 | 5.7896 | **5.9030** | 5.9809 | 6.1047 | 6.3234 | 6.5542 | 6.8088 | 7.0845 |
| 97-10 | 5.5446 | 5.6756 | 5.7451 | **5.8527** | 5.9266 | 6.0440 | 6.2515 | 6.4703 | 6.7118 | 6.9732 |
| 97-14 | 5.5111 | 5.6350 | 5.7008 | **5.8025** | 5.8724 | 5.9834 | 6.1797 | 6.3866 | 6.6150 | 6.8622 |
| 97-18 | 5.4778 | 5.5946 | 5.6566 | **5.7525** | 5.8184 | 5.9231 | 6.1081 | 6.3032 | 6.5184 | 6.7515 |
| **97-22** | **5.4445** | **5.5542** | **5.6124** | **5.7025** | **5.7644** | **5.8628** | **6.0366** | **6.2199** | **6.4222** | **6.6411** |
| 97-26 | 5.4113 | 5.5139 | 5.5684 | **5.6527** | 5.7107 | 5.8027 | 5.9654 | 6.1369 | 6.3261 | 6.5310 |
| 97-30 | 5.3782 | 5.4737 | 5.5245 | **5.6030** | 5.6570 | 5.7428 | 5.8943 | 6.0541 | 6.2304 | 6.4211 |
| 98-02 | 5.3451 | 5.4336 | 5.4807 | **5.5535** | 5.6035 | 5.6830 | 5.8234 | 5.9715 | 6.1348 | 6.3116 |
| 98-06 | 5.3121 | 5.3937 | 5.4370 | **5.5040** | 5.5501 | 5.6233 | 5.7527 | 5.8891 | 6.0395 | 6.2024 |
| 98-10 | 5.2792 | 5.3538 | 5.3934 | **5.4547** | 5.4969 | 5.5638 | 5.6821 | 5.8069 | 5.9445 | 6.0934 |
| 98-14 | 5.2464 | 5.3140 | 5.3499 | **5.4055** | 5.4437 | 5.5045 | 5.6118 | 5.7249 | 5.8497 | 5.9848 |
| 98-18 | 5.2136 | 5.2743 | 5.3065 | **5.3564** | 5.3907 | 5.4453 | 5.5416 | 5.6431 | 5.7552 | 5.8764 |
| 98-22 | 5.1809 | 5.2347 | 5.2632 | **5.3075** | 5.3379 | 5.3862 | 5.4716 | 5.5616 | 5.6609 | 5.7683 |
| Spread @ Center Price** | 107.14 | 151.55 | 174.72 | **204.89** | 226.96 | 257.34 | 301.37 | 347.98 | 391.35 | 431.77 |
| WAL | 4.7023 | 3.8095 | 3.4397 | **2.9917** | 2.7463 | 2.4287 | 2.0169 | 1.712 | 1.4668 | 1.2705 |
| Principal Window | Jun04 - Apr14 | Jun04 - Feb14 | Jun04 - Mar13 | **Jun04 - Feb12** | Jun04 - Jul11 | Jun04 - Sep10 | Jun04 - Aug09 | Jun04 - Nov08 | Jun04 - Mar08 | Jun04 - Sep07 |
| Principal # Months | 119 | 117 | 106 | **93** | 86 | 76 | 63 | 54 | 46 | 40 |
| LIBOR_1YR | 2.06 | 2.06 | 2.06 | **2.06** | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 | 2.06 |
| CMT_1YR | 1.758 | 1.758 | 1.758 | **1.758** | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 | 1.758 |

****Swaps Curve:**

| SWAP | Mat | 0.25YR | 0.50YR | **1YR** | 1.5yr | 2YR | 3YR | 4YR | 5YR |
|---|---|---|---|---|---|---|---|---|---|
| | Yld | 1.250 | 1.540 | **2.068** | 2.540 | 3.012 | 3.659 | 4.128 | 4.477 |